230 Park Avenue South New York, NY 10003	SAVALLE SIMS Executive Vice President & General Counsel E Savalle_Sims@discovery.com T +1 240 662 3512

March 29, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

WarnerMedia Holdings, Inc.

Registration Statement on Form S-4

(File Nos. 333-270749, 333-270749-01, 333-270749-02, 333-270749-03)

Ladies and Gentlemen:

With respect to the above-referenced registration statement (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, WarnerMedia Holdings, Inc., a Delaware corporation (the “Issuer”), and the additional registrants listed in the Registration Statement (together with the Issuer, the “Registrants”) hereby respectfully request that the U.S. Securities and Exchange Commission accelerate the effective date of the Registration Statement, so that it is declared effective at 9:00 a.m. (Eastern Time) on March 31, 2023 or as soon as practicable thereafter or at such later time as the Registrants or their counsel may orally request via telephone call to the staff of the U.S. Securities and Exchange Commission.

Please contact our counsel, Debevoise & Plimpton LLP, by calling Benjamin R. Pedersen at (212) 909-6121, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

WARNERMEDIA HOLDINGS, INC.

By:	/s/ Savalle Sims
Name:	Savalle Sims
Title:	Executive Vice President and General Counsel

cc: Benjamin R. Pedersen

Debevoise & Plimpton LLP